























Yu Shen

Director

Greater Los Angeles Area

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AquaTru Water

Clarkson University

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Experience

Director

AquaTru Water

Aug 2017 – Present • 1 yr

Founded in 2015, AquaTru is a company that designs, manufactures, and distributes B2C smart water purification systems. With it's patented reverse osmosis technology & IoT platform, AquaTru offers the industry's highest technology efficiency and best customer cost-of-ownership. Has successfully launched the world's first certified reverse-osmosis countertop.

Vice President

Ideal Living Management, LLC

May 2007 – Present • 11 yrs 3 mos

Greater Los Angeles Area

Education

Clarkson University

Master's degree, Business Administration

Interests

AquaTru Water

AquaTru Water

20 followers

Clarkson Univers

Clarkson University

35,929 followers

Ideal Living Management, LLC

Ideal Living Management, LLC

126 followers

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